

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 20, 2009

Via Facsimile and U.S. Mail

Mr. Dennis Petke
Chief Financial Officer
Mantra Venture Group Ltd.
1205 – 207 West Hastings Street
Vancouver, British Columbia, Canada V6B 1H7

     Re: **Mantra Venture Group Ltd.**
             Form 10-K for the Year Ended May 31, 2008
                Filed September 15, 2008
             Forms 10-Q for the Quarter Ended August 31, 2008, November 30, 2008, and
                February 28, 2009
             File No. 000-53461

Dear Mr. Petke:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2008

Item 8. Financial Statements and Supplementary Data, page 33

-Report of Independent Registered Public Accounting Firm, page F-1

1.   We note from pages F-4 through pages F-6 that as required by SFAS 7 you present your
        cumulative inception- to-date financial statement data from January 22, 2007 thru May
        31, 2008. In your next 10-K and in future filings, please have your auditors also identify
        the cumulative inception-to-date financial statements in their reports and clearly indicate
        the level of responsibility each is taking for these cumulative inception-to-date financial
        statements and for which periods.

-Consolidated Statement of Operations, page F-4

2.   Please revise your future filings to present a functional statement of operations as
        opposed to presenting an income statement based on expense classification.

Notes to the Consolidated Financial Statements, F-7

Note 2. Summary of Significant Accounting Policies, page F-7

-(c) Basic and Diluted Earnings Per Share, page F-7

3.   Please revise your future filings to disclose the number of shares that could potentially
        dilute basic earnings per share in the future that were not included in the computation of
        diluted earnings per share because to do so would have been anti-dilutive for the
        reporting periods presented. Refer to paragraph 40(c) of SFAS 128.

-(j). Intangible Assets, page F-8

4.   Please revise this note in future filings to include *all* of the disclosures outlined in
        paragraphs 44-45 of SFAS 142 related to your intangible assets.

Note 3. Intangible Assets, page F-10

5.   We note that you acquired technology for the electro-reduction of carbon dioxide during
        fiscal 2008 and that you valued and recorded $37,854 as an intangible asset. We further
        note that subsequent to acquiring this technology that you entered into a technology
        development and support agreement to develop this technology. As such, please tell us
        and revise this note in future filings to explain how this technology has reached
        technological feasibility and meets the definition of an intangible asset as outlined in
        paragraph 39 of SFAS 141.

Note 7. Stock Options, page F-12

6.   We note on page F-13 that you utilized the historical volatility from a comparable
        company with a longer trading history to determine the volatility assumption within the
        Black-Scholes option pricing model to value your stock options granted during each
        reporting period presented. You further state on page 32 that you utilized the S&P Small
        Cap Index to calculate the volatility of your common stock. Please tell us and revise this
        note and your critical accounting policies in MD&A in future filings to clearly explain
        how you determined the volatility assumptions within the Black-Scholes option pricing
        model. Within your discussion, please explain how you considered the guidance in
        Question 6 of SAB Topic 14.D.1.

Note 8. Warrants, page F-14

7.   Please revise your disclosure here and your critical accounting policies within MD&A in
        future filings to explain how you determined the assumptions utilized in the Black-
        Scholes option pricing model utilized to value the warrants issued during each reporting
        period presented. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and
        SAB No. 107.

Note 9. Income Taxes, page F-14

8.   Please revise this note in your future filings to include all the disclosures required by
        paragraphs 43-48 of SFAS 109 and paragraphs 20-21 of FIN 48 related to your income
        taxes.

Item 9A(T). Controls and Procedures, page 34

9.   We note your statement that your chief executive officer and your chief financial officer
        have concluded that your disclosure controls and procedures "adequately ensure that
        information required to be disclosed in [your] reports filed or submitted under the
        Exchange Act [are] recorded, processed, summarized and reported within the time
        periods specified in the SEC's rules and forms." It does not appear that your certifying
        officers have reached a conclusion that your disclosure controls and procedures are
        effective. Please amend this filing to include a clear and definite statement disclosing
        your management's conclusions regarding the effectiveness of your disclosure controls
        and procedures - i.e., whether at the end of the fiscal year your disclosure controls and
        procedures were effective or were not effective. Refer to the guidance in Item 307 of
        Regulation S-K.

Exhibit 31.1 and Exhibit 31.2

10. We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 4(d), you have removed the language "(the registrant's fourth fiscal quarter in the case of an annual report)." We note similar modifications within your August 31, 2008, November 30, 2008, and February 28, 2009 Forms 10-Q. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Forms10-Q for the Quarter Ended February 28, 2009 and November 30, 2008

Notes to the Consolidated Financial Statements, page F-4

11. We note on from page 4 of your 2008 Form 10-K that you entered into a joint venture agreement on June 4, 2008 with Green China Developments Limited and Gateview Group Limited to establish a Hong Kong company, Mantra China Limited, through which you intend to acquire, develop, finance and distribute Asian-produced technologies in North America and abroad. We further note that you own 51% of this joint venture company. Please tell us and revise your future filings to disclose how you are accounting for this joint venture.

Item 4. Controls and Procedures, page 10

12. We note your disclosure here and within your August 31, 2008 and November 30, 2008 Forms 10-Q that your management concluded that your disclosure controls and procedures were not effective. Please tell us and revise your future filings to explain why you have concluded that your disclosure controls and procedures were not effective. Within your discussion, please disclose if management has identified any material weaknesses and management's plans, if any, or actions already undertaken for remediating the material weaknesses identified.

Forms 10-Q for the Quarter Ended August 31, 2008

Item 4. Controls and Procedures, page 6

13. We note your disclosure that your management has concluded that your "disclosure controls and procedures were not effective" as of August 31, 2008. However, you further disclose that your management concluded that your disclosure controls and procedures "*adequately ensure* that information required to be disclosed in [your] reports filed or submitted under the Exchange Act [are] recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please ensure that future filings disclose in clear and unqualified language management's conclusions regarding

the effectiveness of your disclosure controls and procedures. Refer to the guidance in Item 307 of Regulation S-K.

As appropriate, please amend your Forms 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief